Exhibit 99.2

Exhibit 99.2

Certificate of Amendment

Canada Business Corporations Act

Certificat de modification

Loi canadienne sur les sociétés par actions

MITEL NETWORKS CORPORATION CORPORATION MITEL NETWORKS

Corporate name / Denomination sociale

385460-4

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 179 of the Canada Business Corporations Act as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifies aux termes de l’article 179 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.

Richard G. Shaw

Director / Directeur

2010-04-27

Date of Amendment (YYYY-MM-DD) Date de modification (AAAA-MM-JJ)

Industry Canada — Industrie Canada
Corporations Canada — Corporations Canada

Form 4

Articles of Amendment

*(Section 27 or 177 of the **Canada Business Corporations Act (CBCA)**)*

Instructions

3 Any changes in the articles of the corporation must be made in accordance with section 27 or 177 of the CBCA.

A: If an amendment involves a change of corporate name (including the addition of the English or French version of the corporate name), the new name must comply with sections 10 and 12 of the CBCA as well as part 2 of the regulations, and the Articles of Amendment must be accompanied by a Canada-biased NUANS® search report dated not more than ninety (90) days prior to the receipt of the articles by Corporations Canada. A numbered name may be assigned under subsection 11(2) of the CBCA without a NUANS® search.

D: Any other amendments must correspond to the paragraphs and subparagraphs referenced in the articles being amended. If the space available is insufficient, please attach a schedule to the form.

4 Declaration

This form must be signed by a director or an officer of the corporation (subsection 262(2) of the CBCA).

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please consult our website at www.corporationscanada.ic.gc.ca or contact us at 613-941-9042 (Ottawa region), toll-free at 1-866-333-5556 or by email at corporationscanada@ic.gc.ca.

Prescribed Fees

- Corporations Canada Online Filing Centre: $200
- By mail or fax: $200 paid by cheque payable to the Receiver General for Canada or by credit card (American Express®, MasterCard® or Visa®).

Important Reminders

Changes of registered office address and/or mailing address:
Complete and file Change of Registered Office Address (Form 3).

Changes of directors or changes of a director's address:
Complete and file Changes Regarding Directors (Form 6).

These forms can be filed electronically, by mail or by fax free of charge.

File documents online:
Corporations Canada Online Filing Centre:
www.corporationscanada.ic.gc.ca

Or send documents by mail:
Director General,
Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:
613-941-0999

1 Corporation name

MITEL NETWORKS CORPORATION
CORPORATION MITEL NETWORKS

2 Corporation number

3 8 5 4 6 0 - 4

3 The articles are amended as follows:
(Please note that more than one section can be filled out)

A: The corporation changes its name to:

N/A

B: The corporation changes the province or territory in Canada where the registered office is situated to:
(Do not indicate the full address)

N/A

C: The corporation changes the minimum and/or maximum number of directors to:
(For a fixed number of directors, please indicate the same number in both the minimum and maximum options)

minimum: N/A maximum:

D: Other changes: (e.g., to the classes of shares, to restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) **Please specify.**

See attached Exhibit A.

4 Declaration

I hereby certify that I am a director or an officer of the corporation.

[signature]
SIGNATURE

Greg Hiscock — PRINT NAME

(613) 592-2122 — TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Canada

IC 3069 (2008/12)

R 27 APR '10 10:26

MITEL NETWORKS CORPORATION CORPORATION MITEL NETWORKS

ARTICLES OF AMENDMENT

EXHIBIT A

3. The articles are amended as follows:

(a) To cancel the authorized and unissued Class 1 Convertible Preferred Shares and Class 2 Preferred Shares and remove all of the rights, privileges, restrictions and conditions attaching to such shares; and

(b) To increase the authorized capital by the creation of a new class of an unlimited number of preferred shares, issuable in series, to be known as the Preferred Shares, and having the rights, privileges, restrictions and conditions set forth in Appendix 1.

APPENDIX 1

The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series (the “Preferred Shares”). The Preferred Shares, as a class, shall have the following rights, privileges, restrictions and conditions:

1. Directors’ Authority to Issue One or More Series

The directors of the Corporation may, at any time and from time to time, issue the Preferred Shares in one or more series.

2. Terms of Each Series

Subject to the following provisions, and subject to the filing of articles of amendment in prescribed form and the endorsement thereon of a certificate of amendment, in accordance with the Canada Business Corporations Act, before the first shares of a particular series are issued, the directors of the Corporation shall fix the number of shares in such series and shall determine, subject to any limitations set out in the articles of the Corporation, the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limiting the generality of the foregoing, any right to receive dividends (which may be cumulative, non-cumulative or partially cumulative and variable or fixed), the rate or rates, amount or method or methods of calculation of preferential dividends and whether such rate or rates, amount or method or methods of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which such preferential dividends shall accrue, the rights of redemption (if any) and the redemption price and other terms and conditions of redemption, the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction and whether any additional rights of retraction may be provided to such holders in the future, the voting rights (if any) and the conversion or exchange rights (if any) and any sinking fund, purchase fund or other provisions attaching thereto. Before the first shares of a particular series are issued, the directors of the Corporation may change the rights, privileges, restrictions and conditions attaching to such unissued shares.

3. First Shares of Each Series

Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the Director (as defined in the Canada Business Corporations Act) articles of amendment containing a description of such series including the designations, rights, privileges, restrictions and conditions determined by the directors.

4. Ranking of Each Series of Preferred Shares

No rights, privileges, restrictions or conditions attaching to a series of Preferred Shares shall confer upon a series a priority over any other series of Preferred Shares in respect of redemption, the payment of dividends, the return of capital or the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

The Preferred Shares of each series shall rank on parity with the Preferred Shares of every other series with respect to priority in redemption, the payment of dividends, the return of capital and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

5. Priority

The Preferred Shares shall be entitled to priority as hereinafter provided over the Common Shares and any other shares of any other class of the Corporation ranking junior to the Preferred Shares with respect to the return of capital, the distribution of assets and the payment of declared but unpaid dividends in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs. The Preferred Shares shall be entitled to priority over the Common Shares and any other shares of any other class of the Corporation ranking junior to the Preferred Shares with respect to priority in the payment of any dividends.

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares of any series shall be entitled, after payment or provision for payment of the debts and other liabilities of the Corporation as may be required by law:

(a) to receive in respect of the shares of such series, prior to any distribution to the holders of Common Shares, the amount, if any, provided for in the rights, privileges, restrictions and conditions attached to the shares of such series; and

(b) if and to the extent provided in the rights, privileges, restrictions and conditions attached to the shares of such series, to share in the remaining assets of the Corporation (subject to the rights, if any, of holders of another class or series of shares of the Corporation to first receive payment of amounts in such event, if and to the extent provided in the rights, privileges, restrictions and conditions attached to any such shares).

6. Other Preferences

The Preferred Shares of any series may also be given such other preferences, not inconsistent with the articles of the Corporation over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares as may be determined in the case of such series of Preferred Shares in accordance with paragraph 2 hereof.

7. Conversion Right

The Preferred Shares of any series may be made convertible into or exchangeable for Common Shares of the Corporation.

8. Redemption Right

The Preferred Shares of any series may be made redeemable, in such circumstances, at such price and upon such other terms and conditions, and with such priority, as may be provided in the rights, privileges, restrictions and conditions attached to the shares of such series.

9. Dividend Rights

The Corporation may at any time and from time to time declare and pay a dividend on the Preferred Shares of any series without declaring or paying any dividend on the Common Shares or any other shares of any other class of the Corporation ranking junior to the Preferred Shares. The rights, privileges, restrictions and conditions attached to the Preferred Shares of any series may include the right to receive a dividend concurrently with any dividend declared on any other class or series of shares of the Corporation, to be calculated in the manner set forth in the rights, privileges, restrictions and conditions attached to the shares of such series of Preferred Shares.

10.	Voting Rights

Except as may be otherwise provided in the articles of the Corporation or as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Preferred Shares, the holders of Preferred Shares as a class shall not be entitled as such to receive notice of, nor to attend or vote at any meeting of the shareholders of the Corporation.

11.	Variation of Rights

The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class may be added to, amended or removed at any time with such approval as may then be required by law to be given by the holders of the Preferred Shares as a class.